UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

( ) Form 10-K  ( ) Form 20-F ( ) Form 11-k (X) Form 10-Q ( ) Form N-SAR

For Period Ended: December 31, 1996
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( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant                  DCX, Inc.
Former Name if Applicable
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Address of Principal Executive Office    3002 North State Highway 83
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City, State and Zip Code                 Franktown, CO 80116-0569
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Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (x)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement required by Rule 12b-25(C) has been attached if applicable

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Due to change in mangement of the Company on January 1, 1997, as reported on Form 8-K, dated December 11, 1996, and the death of a director (former chairman and major shareholder) of the Company on January 7, 1997, as reported in Form 10-KSB for September 30, 1996, on January 13, 1997.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

       Frederick G. Beisser             303                    688-6070
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           (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

                    (X)  Yes    ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    (X)  Yes    ( )  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          Review by new management team reveals initial indications that first quarter will result in comparable revenue but with a net operating loss versus net income of $124,561 for the same period of the prior year. The amount is not yet finalized and cannot be presently estimated so as to be not misleading.


                                 DCX, Inc.
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the has caused this  notification  to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 17, 1997               By:     /S/ FREDERICK G. BEISSER
       -----------------                      ----------------------------------
                                              Frederick G. Beisser

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.c. 1001)


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